EXHIBIT 99.14

NEWS RELEASE	September 23, 2005

ACCLAIM AND STARPOINT MERGER UNAFFECTED BY FEDERAL

GOVERNMENT ANNOUNCEMENT REGARDING INCOME TRUSTS

CALGARY, ALBERTA (AE.UN; SPN.UN – TSX) – Acclaim Energy Trust and StarPoint Energy Trust announced today, in response to unitholder and analyst inquiries following the announcement earlier this week by the Minister of Finance, that the proposed merger of Acclaim and StarPoint is not affected by the Minister’s announcement and the Government’s moratorium on income tax rulings respecting flow-through entities. The proposed transaction is not predicated on receiving an advance income tax ruling, nor has one been requested. Acclaim and StarPoint are proceeding with the proposed merger as planned. Subject to receipt of unitholder and regulatory approvals, the transaction is expected to close in early January 2006.

FOR FURTHER INFORMATION PLEASE CONTACT:

Acclaim:	StarPoint:
J. Paul Charron	Paul Colborne
President and Chief Executive Officer	President and Chief Executive Officer
(403) 539-6300	(403) 268-7800

Or:

Kerklan (Kerk) Hilton	Brett Herman
Director, Investor Relations	Vice President, Finance and CFO
(403) 539-6343	(403) 268-7800

info@acclaimtrust.com	info@spnenergy.com
www.acclaimtrust.com	www.spnenergy.com

ADVISORY: Certain information regarding Acclaim Energy Trust, StarPoint Energy Trust and the transactions contemplated in this news release including management’s assessment of future plans and operations, completion of the merger may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; uncertainty of receiving unitholder approval for the transactions contemplated herein; failure to obtain required regulatory approvals; including stock exchange listing approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s and/or StarPoint’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or StarPoint’s website (www.spnenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Acclaim or StarPoint undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.